STATEMENT OF INVESTMENTS

Bear Stearns Prime Money Market Fund

December 31, 2006 (Unaudited)

Negotiable Bank Certificates of Deposit--18.5%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.34%, 3/1/07	70,000,000	70,000,000
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
5.31%, 1/5/07	50,000,000	50,000,006
Bank of Ireland (Yankee)		
5.26%, 5/21/07	6,000,000 a	6,001,442
Barclays Bank PLC (Yankee)		
5.32%, 2/12/07	50,000,000	50,000,000
DEPFA BANK PLC (Yankee)		
5.40%, 2/16/07	60,000,000 a	60,000,000
Toronto Dominion Bank (Yankee)		
5.40%, 2/16/07	60,000,000	60,000,373
Total Negotiable Bank Certificates of Deposit		
(cost $296,001,821)		**296,001,821**
Commercial Paper--52.8%		
ASB Finance Ltd.		
5.31%, 3/1/07	40,000,000 a	39,656,489
Bank of America Corp.		
5.27% - 5.31%, 4/2/07 - 5/7/07	90,000,000	88,624,869
Beta Finance Inc.		
5.33%, 5/21/07	35,000,000 a	34,293,583
BNP Paribas Finance Inc.		
5.30%, 1/2/07	50,000,000	49,992,639
Cancara Asset Securitisation Ltd.		
5.34%, 3/30/07	75,015,000 a	74,050,474
Cullinan Finance Ltd.		
5.34%, 4/25/07	25,000,000 a	24,585,167
Deutsche Bank Financial LLC		
5.25%, 1/2/07	50,000,000	49,992,708
FCAR Owner Trust, Ser. I		
5.39%, 3/19/07	22,000,000	21,752,958
Fortis Banque Luxembourg S.A.		
5.41%, 2/16/07	60,000,000	59,596,733
Gemini Securitization Corp., LLC		
5.32%, 2/28/07	50,000,000 a	49,577,083
General Electric Capital Services Inc.		
5.31%, 3/12/07	50,000,000	49,492,500
Grampian Funding Ltd.		
5.34%, 5/16/07	75,000,000 a	73,537,500
Harrier Finance Funding Ltd.		
5.31%, 1/8/07	50,000,000 a	49,949,007
Lexington Parker Capital Co. LLC		
5.34%, 4/4/07	78,000,000 a	76,948,170
Raiffeisen Zentralbank Oesterreich		
5.32%, 1/12/07	50,000,000	49,919,792
Sigma Finance Inc.		

5.32%, 1/10/07	50,000,000 a	49,934,438
Total Commercial Paper		
(cost $841,904,110)		**841,904,110**

Corporate Notes--25.0%

Commonwealth Bank of Australia		
5.35%, 1/24/07	40,000,000 b	40,000,000
Cullinan Finance Ltd.		
5.33%, 9/20/07	50,000,000 a,b	49,996,341
General Electric Capital Corp.		
5.31% - 5.48%, 1/17/07 - 1/24/07	64,000,000 b	64,000,000
K2 (USA) LLC		
5.34%, 10/1/07	20,000,000 a,b	19,998,500
Rabobank Nederland		
5.33%, 2/15/07	50,000,000 b	50,000,000
Royal Bank of Scotland PLC		
5.34%, 1/22/07	40,000,000 b	40,000,000
Societe Generale		
5.34%, 1/2/07	45,000,000 b	45,000,000
Svenska Handelsbanken		
5.32%, 1/22/07	50,000,000 b	50,000,000
Wells Fargo & Co.		
5.34%, 1/3/07	40,000,000 b	40,000,000
Total Corporate Notes		
(cost $398,994,841)		**398,994,841**

Time Deposits--3.8%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.13%, 1/2/07		
(cost $60,000,000)	60,000,000	**60,000,000**
Total Investments (cost $1,596,900,772)	**100.1%**	**1,596,900,772**
Liabilities, Less Cash and Receivables	**(.1%)**	**(1,170,573)**
Net Assets	**100.0%**	**1,595,730,199**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $608,528,194 or 38.1% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Alpha Growth Fund
December 31, 2006 (Unaudited)

Common Stocks--99.3%	Shares		Value ($)
Consumer Discretionary--11.0%			
Comcast, Cl. A	538,324	a	22,787,255
Kohl's	290,401	a	19,872,140
Koninklijke Philips Electronics			
(NY Shares)	580,703		21,822,819
Nordstrom	442,848		21,850,120
Starbucks	776,025	a	27,486,806
Toyota Motor, ADR	230,137		30,909,700
			144,728,840
Consumer Staples--3.5%			
Reynolds American	485,681		31,797,535
Whole Foods Market	312,242		14,653,517
			46,451,052
Energy--16.2%			
BJ Services	610,340		17,895,169
Halliburton	699,211		21,710,502
National Oilwell Varco	336,422	a	20,582,298
Nexen	465,560		25,605,800
Occidental Petroleum	528,424		25,802,944
Petroleo Brasileiro, ADR	301,418		31,043,040
Rowan Cos.	583,347		19,367,120
Schlumberger	448,096		28,301,743
Talisman Energy	1,266,965		21,525,735
			211,834,351
Financial--21.8%			
AllianceBernstein Holding, LP	282,661		22,725,944
AON	642,984		22,723,054
Charles Schwab	1,121,905		21,697,643
CIT Group	446,262		24,888,032
Franklin Resources	189,764		20,906,300
Goldman Sachs Group	181,888		36,259,373
Legg Mason	192,443		18,291,707
Lehman Brothers Holdings	368,647		28,798,704
Merrill Lynch & Co.	244,052		22,721,241
Moody's	372,579		25,730,306
Morgan Stanley	270,154		21,998,640
New York Community Bancorp	1		16
T. Rowe Price Group	425,677		18,631,882
			285,372,842
Health Care--5.0%			
CIGNA	203,166		26,730,551
Humana	305,785	a	16,912,968
Novo Nordisk, ADR	268,071		22,418,778
			66,062,297
Industrial--8.6%			
Burlington Northern Santa Fe	346,182		25,551,693
Canadian National Railway	585,151		25,179,048
General Dynamics	267,376		19,879,406
Lockheed Martin	228,470		21,035,233
Raytheon	406,523		21,464,414
			113,109,794
Information Technology--20.4%			

Adobe Systems	630,615 a	25,930,889
Advanced Micro Devices	699,998 a	14,244,959
Agilent Technologies	684,694 a	23,861,586
Apple Computer	274,521 a	23,290,362
Broadcom, Cl. A	670,384 a	21,660,107
Cisco Systems	832,695 a	22,757,554
Cognizant Technology Solutions, Cl. A	468,399 a	36,141,667
Corning	820,487 a	15,351,312
Hewlett-Packard	534,156	22,001,886
Network Appliance	529,888 a	20,814,001
Oracle	1,081,114 a	18,530,294
Research In Motion	179,640 a	22,954,399
		267,539,016
Materials--10.8%		
Freeport-McMoRan Copper & Gold, Cl. B	390,752	21,776,609
Monsanto	483,141	25,379,397
Newmont Mining	419,894	18,958,214
Nucor	663,973	36,292,764
Phelps Dodge	322,977	38,666,806
		141,073,790
Telecommunication Services--2.0%		
Telefonos de Mexico, ADR, Ser. L	947,688	**26,781,663**
Total Common Stocks		
(cost $1,203,800,775)		**1,302,953,645**

Other Investment--.1%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $651,000)	651,000 b	**651,000**
Total Investments (cost $1,204,451,775)	**99.4%**	**1,303,604,645**
Cash and Receivables (Net)	**.6%**	**8,419,949**
Net Assets	**100.0%**	**1,312,024,594**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the

annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Equity Growth Fund
December 31, 2006 (Unaudited)

Common Stocks--100.0%	Shares	Value ($)
Consumer Discretionary--23.9%		
Ark Restaurants	3,500	114,835
Bluefly	103,800 a	132,864
Charter Communications, Cl. A	58,000 a	177,480
Cosi	21,500 a	109,435
Denny's	32,100 a	151,191
FTD Group	6,500 a	116,285
GSI Commerce	6,900 a	129,375
New World Restaurant Group	13,000 a	97,500
Quiksilver	7,300 a	114,975
United Retail Group	7,595 a	106,482
		1,250,422
Energy--2.1%		
Atwood Oceanics	2,200 a	**107,734**
Financial--8.4%		
Annaly Capital Management	7,500	104,325
Epoch Holding	20,000 a	198,800
Winthrop Realty Trust	19,600	134,260
		437,385
Health Care--14.1%		
A.D.A.M.	19,500 a	118,560
Alfacell	10,800 a	18,468
Cell Genesys	7,300 a	24,747
Coley Pharmaceutical Group	3,100 a	30,039
Cytyc	3,300 a	93,390
ev3	7,000 a	120,610
Favrille	5,800 a	14,500
Genitope	5,000 a	17,600
Omrix Biopharmaceuticals	3,400	102,884
Orthofix International	1,600 a	80,000
Third Wave Technologies	23,800 a	114,478
		735,276
Industrials--8.1%		
Curtiss-Wright	3,300	122,364
Energy Conversion Devices	2,100 a	71,358
Flow International	11,400 a	125,628
Genesee & Wyoming, Cl. A	3,900 a	102,336
		421,686
Information Technology--25.0%		
24/7 Real Media	12,300 a	111,315
CNET Networks	11,235 a	102,126
EMCORE	16,900 a	93,457
Finisar	35,610 a	115,020
Kaboose	35,475 a	73,665
Knot	5,400 a	141,696
LivePerson	22,100 a	115,583
MKS Instruments	4,600 a	103,868
Nice Systems, ADR	3,150 a	96,957
TheStreet.com	12,500	111,250
VA Software	19,400 a	97,582
ValueClick	6,200 a	146,506
		1,309,025

Materials--4.2%

Nanophase Technologies	7,700	a	45,969
RTI International Metals	2,200	a	172,084
			218,053

Technology--7.5%

Art Technology Group	50,100	a	116,733
EndWave	8,500	a	92,055
ROO Group	25,275	a	77,089
Xyratex	4,800	a	103,584
			389,461

Telecommunication Services--6.7%

Dobson Communications, Cl. A	13,800	a	120,198
Global Crossing	4,000	a	98,200
Time Warner Telecom, Cl. A	6,500	a	129,545
			347,943

Total Common Stocks
(cost $5,102,610)   **5,216,985**

Other Investment--1.2%

Registered Investment Company;
Dreyfus Institutional Preferred
    Plus Money Market Fund
    (cost $65,000)   65,000 b   **65,000**

Total Investments (cost $5,167,610)	**101.2%**		**5,281,985**
Liabilities, Less Cash and Receivables	**(1.2%)**		**(63,374)**
Net Assets	**100.0%**		**5,218,611**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to
the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Intrinsic Value Fund
December 31, 2006 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Banking--11.0%		
Bank of America	163,695	8,739,676
U.S. Bancorp	123,800	4,480,322
Wachovia	98,300	5,598,185
Washington Mutual	20,000	909,800
Wells Fargo & Co.	130,600	4,644,136
		24,372,119
Consumer Discretionary--18.6%		
Centex	40,000	2,250,800
D.R. Horton	94,800	2,511,252
Fortune Brands	34,000	2,903,260
Gap	131,400	2,562,300
Home Depot	270,600	10,867,296
KB Home	50,000	2,564,000
News, Cl. A	156,000	3,350,880
NIKE, Cl. B	25,000	2,475,750
Pulte Homes	34,100	1,129,392
Time Warner	184,100	4,009,698
TJX Cos.	108,700	3,100,124
Viacom, Cl. B	82,900 a	3,401,387
		41,126,139
Consumer Staples--10.8%		
Anheuser-Busch Cos.	69,500	3,419,400
Coca-Cola	113,700	5,486,025
Procter & Gamble	76,700	4,929,509
Wal-Mart Stores	219,200	10,122,656
		23,957,590
Financial--24.8%		
Aflac	85,100	3,914,600
American International Group	141,100	10,111,226
Berkshire Hathaway, Cl. B	1,034 a	3,790,644
Citigroup	191,033	10,640,538
Countrywide Financial	128,100	5,437,845
Freddie Mac	77,500	5,262,250
JPMorgan Chase & Co.	95,500	4,612,650
Morgan Stanley	67,200	5,472,096
St. Paul Travelers Cos.	51,073	2,742,110
XL Capital, Cl. A	38,100	2,743,962
		54,727,921
Health Care--7.0%		
Johnson & Johnson	133,000	8,780,660
Pfizer	145,100	3,758,090
UnitedHealth Group	54,700	2,939,031
		15,477,781
Industrial--6.6%		
3M	61,100	4,761,523
General Electric	261,600	9,734,136
		14,495,659
Information Technology--15.4%		
Dell	140,700 a	3,530,163
Hewlett-Packard	105,600	4,349,664
International Business Machines	69,900	6,790,785

Microsoft	311,200	9,292,432
Nokia, ADR	393,600	7,997,952
Oracle	30,000 a	514,200
Texas Instruments	55,000	1,584,000
		34,059,196
Telecommunication Services--5.7%		
AT & T	134,300	4,801,225
Sprint Nextel	232,800	4,397,592
Verizon Communications	92,100	3,429,804
		12,628,621
Total Common Stocks		
(cost $180,531,286)		**220,845,026**

Other Investment--.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $513,000)	513,000 b	**513,000**
Total Investments (cost $181,044,286)	**100.1%**	**221,358,026**
Liabilities, Less Cash and Receivables	**(.1%)**	**(143,538)**
Net Assets	**100.0%**	**221,214,488**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to

the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier S&P Stars Fund
December 31, 2006 (Unaudited)

Common Stocks--100.6%	Shares	Value ($)
Consumer Discretionary--14.8%		
Abercrombie & Fitch, Cl. A	330,000	22,977,900
Comcast, Cl. A	576,200 a,b	24,390,546
Denny's	5,750,000 a,b,c	27,082,500
Home Depot	500,000	20,080,000
News, Cl. A	1,050,000	22,554,000
Nordstrom	480,000	23,683,200
Quiksilver	1,480,000 a,b	23,310,000
		164,078,146
Consumer Staples--4.4%		
Altria Group	270,000	23,171,400
Procter & Gamble	400,000	25,708,000
		48,879,400
Energy--6.4%		
Chevron	330,000	24,264,900
Devon Energy	330,000	22,136,400
Noble	330,000	25,129,500
		71,530,800
Financial--20.6%		
Affiliated Managers Group	260,000 a,b	27,333,800
American International Group	365,000	26,155,900
Citigroup	490,000	27,293,000
E*TRADE FINANCIAL	1,010,000 b	22,644,200
Goldman Sachs Group	125,000	24,918,750
Hartford Financial Services Group	245,000	22,860,950
Lehman Brothers Holdings	340,000	26,560,800
Merrill Lynch & Co.	295,000	27,464,500
T. Rowe Price Group	540,000	23,635,800
		228,867,700
Health Care--20.0%		
Amgen	330,000 b	22,542,300
Barr Pharmaceuticals	380,000 b	19,045,600
Cell Genesys	1,000,000 a,b	3,390,000
Coley Pharmaceutical Group	500,000 a,b	4,845,000
Cytyc	750,000 a,b	21,225,000
Genentech	290,000 a,b	23,527,700
Genitope	760,000 a,b	2,675,200
Genzyme	400,000 b	24,632,000
Novartis, ADR	450,000	25,848,000
Stryker	440,000	24,248,400
UnitedHealth Group	450,000	24,178,500
WellPoint	330,000 b	25,967,700
		222,125,400
Industrial--4.6%		
General Electric	675,900	25,150,239
Precision Castparts	330,000	25,832,400
		50,982,639
Information Technology--22.8%		
24/7 Real Media	800,000 b	7,240,000
Applied Materials	1,270,000 a	23,431,500
Cisco Systems	950,000 b	25,963,500
eBay	700,000 b	21,049,000

EMCORE	900,000 a,b	4,977,000
Fiserv	500,000 b	26,210,000
Google, Cl. A	40,000 b	18,419,200
Oracle	1,530,000 b	26,224,200
Texas Instruments	770,000	22,176,000
ValueClick	1,180,000 a,b	27,883,400
Xilinx	1,080,000	25,714,800
Yahoo!	950,000 a,b	24,263,000
		253,551,600
Materials--4.8%		
Allegheny Technologies	330,000	29,924,400
Carpenter Technology	230,000	23,579,600
		53,504,000
Telecommunication Services--2.2%		
Level 3 Communications	4,320,000 a,b	**24,192,000**
Total Common Stocks		
(cost $986,379,146)		**1,117,711,685**

Investment of Cash Collateral		
for Securities Loaned--6.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $66,260,441)	66,260,441 d	**66,260,441**

Total Investments (cost $1,052,639,587)	**106.6%**	**1,183,972,126**
Liabilities, Less Cash and Receivables	**(6.6%)**	**(72,731,800)**
Net Assets	**100.0%**	**1,111,240,326**

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities
   on loan is $63,188,832 and the total market value of the collateral held by the fund is $66,260,441.

b Non-income producing security.

c Investment in non-controlled affiliates (cost $25,070,726).

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier S&P Stars Opportunities Fund
December 31, 2006 (Unaudited)

Common Stocks--95.7%	Shares	Value ($)
Consumer Discretionary--14.2%		
Best Buy	61,500	3,025,185
Career Education	160,000 a,b	3,964,800
Coach	127,000 b	5,455,920
Domino's Pizza	160,000 a	4,480,000
Guitar Center	52,000 a,b	2,363,920
PetSmart	162,000	4,675,320
Quiksilver	190,200 b	2,995,650
Ruby Tuesday	155,000	4,253,200
		31,213,995
Energy--9.5%		
Consol Energy	127,500	4,096,575
ENSCO International	88,000 a	4,405,280
Superior Energy Services	125,000 a,b	4,085,000
Williams Cos.	136,000	3,552,320
XTO Energy	97,000	4,563,850
		20,703,025
Finance--9.6%		
Affiliated Managers Group	46,000 a,b	4,835,980
E*TRADE FINANCIAL	215,000 b	4,820,300
Eaton Vance	135,000 a	4,456,350
Lehman Brothers Holdings	27,500	2,148,300
PMI Group	103,000	4,858,510
		21,119,440
Health Care--14.7%		
Celgene	112,000 b	6,443,360
Coventry Health Care	90,000 b	4,504,500
Cytyc	155,000 b	4,386,500
Gilead Sciences	64,500 b	4,187,985
Mylan Laboratories	193,000	3,852,280
Myriad Genetics	160,000 a,b	5,008,000
Vertex Pharmaceuticals	100,000 a,b	3,742,000
		32,124,625
Industrial--13.9%		
AMR	96,000 a,b	2,902,080
C.H. Robinson Worldwide	100,000 a	4,089,000
Continental Airlines, Cl. B	112,000 a,b	4,620,000
Landstar System	96,000	3,665,280
Manitowoc	119,000	7,072,170
Robert Half International	115,000 a	4,268,800
W.W. Grainger	55,000	3,846,700
		30,464,030
Information Technology--21.7%		
Amdocs	128,000 b	4,960,000
Arris Group	300,000 b	3,753,000
Emulex	220,000 a,b	4,292,200
FactSet Research Systems	102,000	5,760,960
Global Payments	105,000	4,861,500
Harris	105,000	4,815,300
Ingram Micro, Cl. A	265,000 b	5,408,650
MEMC Electronic Materials	112,000 b	4,383,680
Satyam Computer Services, ADR	208,000 a	4,994,080

Western Digital	210,000 b	4,296,600
		47,525,970
Materials--7.1%		
AK Steel Holding	300,000 a,b	5,070,000
Carpenter Technology	20,000	2,050,400
FMC	63,000	4,822,650
Nucor	65,000	3,552,900
		15,495,950
Telecommunication Services--2.5%		
CenturyTel	126,500	**5,522,990**
Utilities--2.5%		
AES	248,000 b	**5,465,920**
Total Common Stocks (cost $178,254,742)		**209,635,945**

Short-Term Investment--.7%	Principal Amount ($)	Value ($)
U.S. Treasury Bills; 4.88%, 2/22/07 (cost $1,588,722)	1,600,000	**1,589,296**

Other Investment--3.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,991,000)	6,991,000 c	**6,991,000**

Investment of Cash Collateral for Securities Loaned--15.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $34,779,800)	34,779,800 c	**34,779,800**

Total Investments (cost $221,614,264)	**115.5%**	**252,996,041**
Liabilities, Less Cash and Receivables	**(15.5%)**	**(33,987,166)**
Net Assets	**100.0%**	**219,008,875**

ADR - American Depository Receipts

a All or a portion of these securities are on loan. At December 31, 2006, the total market value of the fund's securities on loan is $33,518,093 and the total market value of the collateral held by the fund is $34,779,800.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.